UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Familymeds Group, Inc. (formerly known as DrugMax, Inc.)
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

262240104
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒         Rule 13d-1(b)

☒         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	MEDCAP MANAGEMENT & RESEARCH LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	346,121
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	346,121
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	346,121
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	4.7%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	MEDCAP PARTNERS L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	302,726
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	302,726
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	302,726
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	4.2%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	C. FRED TONEY
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	346,121
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	346,121
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	346,121
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	4.7%
12.		Type of Reporting Person (See Instructions)	IN/HC

Item 1(a).	Name of Issuer:

Familymeds Group, Inc. (formerly known as DrugMax, Inc.)

Item 1(b).	Address of Issuer’s Principal Executive Office:

312 Farmington Avenue
Farmington, CT  06032

Item 2(a).	Name of Person Filing:

MedCap Management & Research LLC (“MMR”)

MedCap Partners L.P. (“MedCap Partners”)

C. Fred Toney

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the reporting persons is 500 Third Street, Suite 535, San Francisco, CA  94107.

Item 2(c).                                Citizenship:

Reference is made to Item 4 of pages 2, 3 and 4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value per share.

Item 2(e).	CUSIP Number:

262240104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

MedCap Partners holds warrants exercisable for up to 302,726  shares of the Issuer’s common stock.  MedCap Master Fund, L.P. (“MedCap Master Fund”) and MedCap Partners Offshore, Ltd., a “feeder fund”, hold warrants exercisable for up to 43,394 shares of the Issuer’s common stock.  MedCap Master Fund is a Master Fund which contains substantially all of the assets of the “feeder fund,” MedCap Partners Offshore, Ltd.

MMR, as general partner and investment manager of MedCap Partners and C. Fred Toney as managing member of MMR, may be deemed to beneficially own the securities owned by MedCap Partners in that they may be deemed to have the power to direct the voting or disposition of such securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or C. Fred Toney is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the “Securities”), and MMR and C. Fred Toney disclaim beneficial ownership as to the securities, except to the extent of their respective pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 18,2007, in which the Issuer stated that the number of shares of its common stock outstanding as of November 15, 2007 was 6,962,171 shares.

Item 5.	Ownership of Five Percent or Less of a Class: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

MMR is filing this Schedule because, as investment manager for certain accounts in which the Securities are held, MMR has been granted the authority to dispose of and vote those Securities.  Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	MEDCAP MANAGEMENT & RESEARCH LLC By: /s/ C. Fred Toney C. Fred Toney its Managing Member
C. FRED TONEY /s/ C. Fred Toney C. Fred Toney

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	MEDCAP PARTNERS L.P. By: MedCap Management & Research LLC, its General Partner By: /s/ C. Fred Toney C. Fred Toney its Managing Member

EXHIBITS LIST

Exhibit A                           Joint Filing Undertaking                                                       Page 11

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 13, 2008	MEDCAP MANAGEMENT & RESEARCH LLC By: /s/ C. Fred Toney C. Fred Toney its Managing Member
MEDCAP PARTNERS L.P. By: MedCap Management & Research LLC, its General Partner By: /s/ C. Fred Toney C. Fred Toney its Managing Member
C. FRED TONEY /s/ C. Fred Toney C. Fred Toney